XPLOSION, INC.

468 North Camden Drive

Suite 223

Beverly Hills, CA 90210

June 12, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

100 F. Street, NE

Washington, D.C. 20549-4631

Attention:	Lisa M. Kohl, Legal Branch Chief
Mara L. Ransom, Assistant Director

Dear Mesdames:

Re:	Xplosion, Inc ("we", "us", "our", the "Company" or the "Registrant") Pre-effective Amendment No. 1 to Registration Statement on Form S-1 Filed March 16, 2017 File No. 333—215568

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated April 6, 2017 (the "Comment Letter") regarding the above-referenced Registration Statement of the Registrant filed with the Commission on March 16, 2017. In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 1 ("Amendment No. 2") to the Registration Statement.

The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete. Please note that we have reduced the number of shares being offered pursuant to the amended registration statement and increased the offering price.

Set forth below are the Registrant's responses correspondingly numbered with the Staff's comments as set forth in the Comment Letter. Page references in the Registrant's responses below correspond to the page numbers in Amendment No. 2.

Risk Factors, page 8

1. We note your disclosure that you will pay to Throb LLC a royalty of 8.5% of any gross profit derived in the 9 months ending August 8, 2017. We also note that you will pay the Consultants a royalty totaling 15% of the annual gross profits related to sales which use the technology of or originate from Interactive. Please add a risk factor describing the way in which these arrangements may affect your gross margin and any resultant risks to your financial condition.

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Response: We have included the requested risk factor on page 8 of Amendment No.2.

Dilution, page 18

2. Please refer to your statement, “If all 3,000,000 shares offered hereunder are sold, there would be a total of 52,487,600 common shares issued and outstanding.” Please tell us how you arrived at this total in light of your issued and outstanding shares of 49,312,600 as of October 31, 2016 per your balance sheet.

Response: The 52,487,600 total reflects the 49,487,600 shares issued and outstanding as at the filing date of Amendment No. 1, and as at April 30, 2017. Please refer to the April 30, 2017 balance sheet filed with Amendment No. 2.

3. Explain to us why you have brackets around the net tangible book value per share amounts before and after the offering which would imply a net deficit book value per share. In this regard, we note you have reported stockholders’ equity as of October 31, 2016. Please revise or advise.

Response: We have removed the brackets in Amendment No.2; the implication of a net deficit book value per share was not intended.

4. We note the Company issued common stock in fiscal 2016 for cash. Please clarify for us whether any of the fiscal 2016 common stock issuances were made to officers, directors, promoters or affiliated persons. If so, revise your disclosures to include these additional issuances in the contribution column. If not, tell us if these issuances were made to unrelated parties and clarify in Note 6 to the financial statements.

Response: We confirm that none of the common stock issuances during fiscal 2016 were made to officers, directors, promoters or affiliated persons.

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7

General

5. Please update the financial statements and other financial information in the filing to include the interim period ended January 31, 2017. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Response: Please note we have updated Amendment No.2 with financial statements and information for the interim period ended April 30, 2017.

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Revenue Recognition, page F-8

6. We note your response to comments 18 and 19 where you indicate that you “acquire full ownership of all products under your Exclusive Global Distribution Agreement directly from the technology holder…” Please tell us how you intend to present revenues related to shipments made directly from the technology holder to the customer. Further, your disclosure on page 38 implies you do not have a warehouse to hold inventory which suggests you do not have inventory risk. If applicable, please explain to us in further detail why the presentation of revenues on a gross basis is acceptable under GAAP. In doing so, please address the following:

• Provide us with an accounting analysis that addresses all the factors and indicators of gross versus net revenue reporting beginning at ASC 605-45-45-3. Please note there are several illustrations which may assist you in your analysis beginning at ASC 605- 45-55-1.

• Explain to us how you concluded you are the primary obligor in these arrangements. In this regard, tell us how you concluded your supplier is not the primary obligor in light of your disclosures on pages 37 and 38 that the supplier will be providing the product directly to the customer.

• Tell us and whether and how you will take delivery of inventory and assume inventory risk.

• Show us an example of an anticipated sale and return transaction that separately explains the roles of you and your supplier for 1) a typical retail transaction via your e-commerce platform, and 2) a wholesale transaction involving sales to sub- distributors such as with Vibe 9 Ventures.

• Clarify for us how you concluded you are not an agent with regard to transactions with your sub-distributors, such as Vibe 9 Ventures.

• Notwithstanding the above, revise your accounting policy disclosures to specify how you anticipate recording revenues from sales and the principal reasons for your election.

Response: Xplosion will report revenues at the gross amount as Xplosion first receives the products from the licensor and then either arranges for bulk shipments directly to wholesale customers or ships products to one of its two fulfillment warehouses, one located in Hong Kong and the second in Los Angeles, for further shipment to retail customers.

The disclosure on page 38 has been amended to state that we have warehousing in both Hong Kong and Los Angeles.

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The following is an analysis which addresses all the factors and indicators of gross versus net revenue accounting:

ASC 605-45-45-03 Indicators of Gross Revenue Reporting

-04 The Entity is the Primary Obligator in the Arrangement

•         Xplosion is responsible for fulfillment including acceptability of the products ordered / purchased by the customer

o    Xplosion takes delivery from the licensor and i) arranges delivery of the units direct to wholesale customers and ii) shipment of products to fulfillment centers contracted by Xplosion in either Los Angeles or Hong Kong (from which retail ecommerce sales are fulfilled)

-05 The Entity has General Inventory Risk – Before Customer Order is Placed or Upon Customer Return

•         Xplosion assumes full inventory risk upon delivery of the product to it from licensor. All inventory units on hand at the fulfillment centers are at Xplosion’s risk

-06

•         Xplosion has no right to return unsold units to the licensor

•         No inventory price protection received from the licensor (Xplosion is the sole exclusive global distributor of the products)

•         Xplosion is responsible to accept all product ordered whether or not Xplosion has pre-sold any of the units

-07

•         No services involved. Solely distribution / sale of products

-08 The Entity has Latitude in Establishing Price

•         Xplosion has the sole right to establish prices the products are sold at

-09 The Entity Changes the Product or Performs Part of the Service

•         Xplosion purchases the products as a complete unit, not requiring any changes or modifications

•         No service is required

-10 The Entity has Discretion in Supplier Selection

•         Product is a unique product only produced by the licensor. Xplosion is the exclusive global distributor for this product and has the sole ability and discretion to determine to whom it re-sells the product.

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-11 The Entity is Involved in the Determination of Product or Service Specifications

•         The product is of standard design and is not changed or customized for any customers

-12 The Entity has Physical Loss Inventory Risk – After Customer Order or During Shipping

•         Xplosion has physical loss risk for goods delivered to wholesale customers up to the point that the customer accepts delivery

•         Xplosion uses independent fulfillment agencies to fill its retail sales. Xplosion has physical loss risk up to receipt of the product by the customers

-13 The Entity has Credit Risk

•         Xplosion has sole responsible for invoicing and collecting from its customers. Payment to the licensor is not dependent on Xplosion either selling the products or collecting payment for sales

-14

•         Retail sales are e-commerce and require payment in full prior to shipment of product.

•         For wholesale sales Xplosion collects payment in full prior to shipment to the customer

45-15 Indicators of Net Revenue Reporting

-16 The Entity’s Supplier is the Primary Obligator in the Arrangement

•         The Entity’s Supplier (the Licensor), is not the Primary Obligator - Xplosion is responsible for the shipping, inventory, fulfillment and acceptability of product by its wholesale or retail customers

-17 The Amount the Entity Earns is Fixed

•         Earnings made by Xplosion are not fixed as it is free to set the sales price at its discretion and its earnings may vary based on the sales price charged

-18 The Supplier Has Credit Risk

•         The licensor (supplier) assumes no credit risk for sales to customers as Xplosion assumes all the credit risk as all sales made to wholesale or retail consumer are made directly by Xplosion

-19 Shipping and Handling Fees and Costs

-20

•         Xplosion covers all costs for shipping and handling only as incurred for it’s receipt of goods to its Hong Kong or Los Angeles inventory or fulfillment centers. All shipping costs to any wholesale or retail customers of Xplosion are either paid for by the customers directly if through e-commerce if retail or if in the case of wholesale then under an at-profit invoice from Xplosion to the wholesale client.

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-21

•         Shipping and handling costs are accounted for as a cost of revenue

-22 Reimbursement Received for Out-of-Pocket Expenses Incurred

●    Only products being sold, no services; therefore no reimbursements received

Based on the above information we have concluded that Xplosion is the Primary Obligator as Xplosion:

•         is responsible for fulfillment;

•         assumes full inventory risk;

•         has no right to return unsold product;

•         has the sole right to establish sales prices;

•         carries physical loss inventory risk; and

•         has customer credit risk.

Pages 37 and 38 have been amended to note that Xplosion ships all product to its customers.

Delivery of product from the licensor to Xplosion is accomplished as follows:

1.      Xplosion provided payment for the goods in full or making other arrangements with the licensor.

2.      The licensor provides Xplosion with a shipping document confirming:

a.      That the products have been turned over to Xplosion;

b.      The products have been shipped to one of our inventory locations.

3.      At the time of product delivery, Xplosion assumes full inventory risk.

Xplosion has no right of return of unsold product. All purchases that Xplosion makes from the licensor are final, with the exception that the licensor will replace defective product.

All sales that Xplosion makes to its sub-distributors (wholesale sales) are final. The sub-distributors have no right of return of unsold product except on termination of the sub-distributor agreement where Xplosion has the option to repurchase such unsold product as it chooses at the original purchase price or such other price that Xplosion determines to be the then current market value.

Xplosion concludes that it is not an agent with regards to transactions with sub-distributors such as Vibe 9 because Xplosion:

•         Is responsible for fulfillment;

•         Assumes full inventory risk prior to shipment to the sub-distributor;

•         Has no right of return of unsold product to the licensor;

•         Has sole right to establish the sales price to the sub-distributor;

•         Has physical loss inventory risk; and

•         Has credit risk.

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7. We note your response to comment 21. Further, we note you disclose approximately $20 thousand of pre-sales which were recorded as deferred revenue and you recorded total deferred revenue of approximately $120 thousand as of October 31, 2016. Please revise your deferred revenue policy footnote on page F-8 to disclose how the incremental difference of $100 thousand arose and to what it relates to.

Response: The Deferred Revenue Policy Note has been changed to clarify the component amounts included in Deferred Revenue.

Note 2. Deposit and Exclusive Global Distribution Agreement, page F-10

8. Please disclose the details surrounding the “Purchase Targets” disclosed in this note. Ensure your disclosure quantifies the minimum purchases required to maintain the agreement as well as any other material commitments of the agreement.

Response: Note 2 to the Financial Statements has been revised to clarify the Purchase Targets in that it is expected the Purchase Targets will be 50% of the Sales Targets, to date no Sales Targets or Purchase Targets have been agreed to between the licensor, Interactive Holdings, and the Company

Market and Competition

Sayber X Competitors, page 40

9. We note your response to comment 15; however, it does not appear that your revisions are fully responsive to our comments. In this regard, please revise your disclosure to remove references to the number of products sold by Tenga.

Response: We have removed all references to the number of products sold by Tenga.

Plan of Operation, page 44

10. We note your response to comment 24. Please continue to update the disclosure in this section. In doing so, please disclose whether you have delivered the units to Vibe.

Response: We have updated the relevant disclosure in our plan of operations. We have clarified that the 2,000 units have not been delivered to Vibe 9 Ventures.

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Security Ownership of Certain Beneficial Owners and Management, page 53

11. We note your response to comment 25 that Mr. Galan acquired his shares through a direct investment into the company. Please revise your registration statement to discuss this transaction, including the approximate dollar value of Mr. Galan’s investment. For guidance, refer to Item 404(a) of Regulation S-K.

Response: We have updated the discussion of related transactions on page 53 with details regarding the issuances of common shares to Mr. Galan. Please note that Mr. Galan holds 40,250,100 common shares, not 41,000,100 as previously indicated. The relevant information in Amendment No.2 has been updated to correct this error.

Exhibit 23.2

12. We note your response to comment 27. Please ensure your independent auditor’s consent references the exact audit report date. In this regard, we note your independent auditor has dual dated their audit report however only the original audit report date is referenced in their consent.

Response: Exhibit 23.2 has been updated to reference the dual dates of the audit report.

The Company acknowledges that:

●    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, XPLOSION INCORPORATION Per/s/ Nicholas Galan Its: President, Chief Executive Officer

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